EXHIBIT 12. STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING
OPERATIONS TO FIXED CHARGES

(Unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES
(Dollars in millions)

	Nine Months
	Ended	Years Ended December 31,
	September 30,
	2004	2003	2002	2001	2000	1999
Consolidated pretax income from continuing operations	$2,421.9	$3,261.7	$3,457.7	$3,506.9	$3,858.7	$3,245.4
Interest from continuing operations and other fixed charges	115.3	121.9	140.0	253.3	225.4	213.1
Less interest capitalized during the period from continuing operations	(80.0)	(60.9)	(60.3)	(61.5)	(43.1)	(29.3)

Earnings	$2,457.2	$3,322.7	$3,537.4	$3,698.7	$4,041.0	$3,429.2

Fixed charges [1]	$115.3	$121.9	$140.0	$253.3	$225.4	$213.2

Ratio of earnings to fixed charges	21.3	27.3	25.3	14.6	17.9	16.1

1 Fixed charges include interest from continuing operations for all years presented and preferred stock dividends for 1999.